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                             November 13, 2020

       Shaun Holt
       Chief Financial Officer
       Berkeley Lights, Inc.
       5858 Horton Street, Suite 320
       Emeryville, California 94608

                                                        Re: Berkeley Lights,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
6, 2020
                                                            CIK No. 0001689657

       Dear Mr. Holt:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at 202-551-7614 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Brian Cuneo